Filed by VerifyMe, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: VerifyMe, Inc.

Commission File No. 001-39332

Subject Company: Open World Ltd.

Date: May 5, 2026

OpenWorld and Figure Technology Solutions to Pursue Tokenization of OpenWorld Securities on Figure's OPEN Network

OpenWorld plans to bring its equity to Figure's OPEN as public markets move onchain

NEW YORK, May 5, 2026 – (BUSINESS WIRE) – OpenWorld Ltd. ("OpenWorld"), a blockchain innovation company advancing real-world asset (RWA) tokenization globally, and Figure Technology Solutions, Inc. ("Figure") (NASDAQ: FIGR; OPEN: FGRS) today announced an agreement to tokenize OpenWorld's equity securities in connection with its proposed NASDAQ listing on Figure’s Onchain Public Equity Network (OPEN). The agreement marks a meaningful step in OpenWorld's tokenization strategy. Additionally, OpenWorld plans to use Figure Forge as a pathway to bring its private credit assets onchain and into Figure's Democratized Prime marketplace.

The decision highlights OpenWorld's core conviction: that the infrastructure it is building for institutional and sovereign clients globally should first be proven on its own balance sheet. It follows OpenWorld's previously announced proposed merger with VerifyMe, Inc. (NASDAQ: VRME) as the company advances toward becoming a publicly traded entity (the “Merger”).

Figure's OPEN is redesigning how public markets work from the ground up. If achieved effectively, OpenWorld would be able to give investors the power of choice by issuing on both NASDAQ and OPEN.

On OPEN, investors own blockchain shares directly and can lend their holdings to earn yield while cross-collateralizing their crypto and equities, a benefit that is not widely available on traditional brokerages. Companies are given a smarter way to issue and manage equity, with real-time settlement, lower costs, and blockchain infrastructure built for a regulated environment. The agreement advances the foundations of equity infrastructure.

"This agreement with Figure positions OpenWorld at a critical moment in the evolution of real-world asset tokenization. We are not building tokenization infrastructure for others while leaving our own securities on legacy rails," said Matt Shaw, co-founder and CEO of OpenWorld. "Tokenizing our equity on Figure's OPEN network demonstrates to our institutional partners that we are willing to go first."

Recent developments from the U.S. Securities and Exchange Commission and the Commodity Futures Trading Commission have provided greater clarity on digital asset classifications, and OpenWorld believes the window to establish a leadership position in compliant tokenized equities infrastructure is now, and it’s finite. These dynamics are shaping how equities are represented through blockchain-based frameworks, with the potential to enhance liquidity.

"Investors have long had no real say in how their equity works for them, but OPEN changes that,” said Mike Cagney, executive chairman of Figure. “By having the ability to issue alongside NASDAQ, companies like OpenWorld would be able to give investors a genuine choice and, on OPEN, that choice comes with direct ownership, the ability to lend shares and keep the returns that traditionally went to prime brokers, and the ability to cross-collateralize crypto and equities for borrowing.”

OpenWorld and Figure's agreement builds on OpenWorld's global expansion, including its RWA Center of Excellence. Together, they represent a broader bet that the future of public markets runs through blockchain infrastructure, and that OPEN is where that future is being built.

For more information on OpenWorld, visit https://www.openworld.dev or follow OpenWorld on X.

About OpenWorld

OpenWorld is a technology-powered digital assets and blockchain innovation company that co-architects and takes principal positions in enterprise blockchain initiatives alongside sovereign governments, institutional partners, and major enterprises. Since its founding in 2023, OpenWorld has advised on projects representing over $65 billion in aggregate network value and supported more than 20 companies backed by leading global venture firms, including a16z, Multicoin Capital, Dragonfly, and Founders Fund. The Company's capabilities span real-world asset tokenization, stablecoin infrastructure, capital markets advisory, governance structuring, and public markets strategy, with active engagements across the Gulf, Europe, Australia, and Southeast Asia. OpenWorld is completing a reverse merger onto NASDAQ. To learn more, visit openworld.dev.

About Figure Technology Solutions, Inc.

Figure Technology Solutions, Inc. (Nasdaq: FIGR; OPEN: FGRS) is a blockchain-native capital marketplace that seamlessly connects origination, funding, and secondary market activity. More than 300 partners use its loan origination system and capital marketplace. Collectively, Figure and its partners have originated over $24 billion of home equity to date, among other products, making Figure’s ecosystem the largest non-bank provider of HELOCs. The fastest growing components are Figure Connect, its consumer credit marketplace, and Democratized Prime, Figure’s on-chain lend-borrow marketplace. Figure's ecosystem also includes DART (Digital Asset Registry Technology) for asset custody and lien perfection, and $YLDS, an SEC-registered yield-bearing stablecoin that operates as a tokenized money market fund.

Figure is the market leader in real-world asset (RWA) tokenization. The company has received AAA ratings from S&P and Moody’s on multiple loan securitizations, the first of its kind for blockchain finance. For more information, visit https://figure.com or follow Figure on LinkedIn.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “shall,” “should,” and other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding whether OpenWorld equity securities will be successfully tokenized and the anticipated benefits thereof that will be achieved, and the anticipated impact of recent SEC and CFTC developments, the proposed business combination between OpenWorld and VerifyMe, Inc., the anticipated timing, structure and benefits thereof, and OpenWorld’s anticipated listing on Nasdaq. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or could otherwise cause the transaction to fail to close, including the failure to obtain stockholder approval necessary to complete the Merger; (2) the institution or outcome of any legal proceedings that may be instituted against VerifyMe, Inc. or OpenWorld following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability of the parties to complete the proposed business combination, including due to failure to obtain approval of the securityholders of VerifyMe, Inc., certain regulatory approvals, or satisfy other conditions to closing in the merger agreement; (4) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (5) the ability to recognize the anticipated benefits of the proposed business combination; (6) the risk that tokenized securities may face increased regulatory scrutiny and may not be broadly accepted by the market; (7) costs related to the proposed business combination; (8) changes in applicable laws or regulations; and (9) the risks and uncertainties identified under VerifyMe, Inc.’s Annual Report on Form 10-K, as well as other information VerifyMe, Inc. has or may file with the SEC from time to time.

We caution investors not to place considerable reliance on the forward-looking statements contained in this press release. You are encouraged to read our filings with the SEC, available at www.sec.gov, for a discussion of these and other risks and uncertainties. The forward-looking statements speak only as of the date of this document, and we undertake no obligation to update or revise any of these statements except as required by applicable law. VerifyMe, Inc.’s business is subject to substantial risks and uncertainties, including those referenced above. Investors, potential investors, and others should consider these risks and uncertainties. We do not give any assurance that VerifyMe, Inc. or OpenWorld will achieve its expectations by the transactions contemplated in the merger agreement or otherwise.

Important Additional Information and Where to Find It

In connection with the proposed transaction, VerifyMe, Inc. filed a Registration Statement to register the shares of VerifyMe, Inc., Common Stock to be issued in connection with the proposed merger. The Registration Statement includes a preliminary proxy statement/prospectus, which, once declared effective by the SEC, will be sent to VerifyMe, Inc.’s stockholders seeking their approval of their respective transaction-related proposals. The merger agreement and the agreements and forms of agreements contemplated thereunder should not be read alone but should instead be read in conjunction with the other information regarding the merger agreement, VerifyMe, Inc., the Merger Sub, OpenWorld, and their respective affiliates and respective businesses, that will be contained in, or incorporated by reference into, the Registration Statement and the proxy statement/prospectus of VerifyMe, Inc., as well as in the Forms 10-K, Forms 10-Q and other filings that VerifyMe, Inc. makes with the SEC. INVESTORS AND STOCKHOLDERS OF VerifyMe, Inc. ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VERIFYME, INC., THE MERGER SUB, OPENWORLD, THE MERGER AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe, Inc. with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Registration Statement, including the proxy statement/prospectus contained therein, and other documents filed by VerifyMe, Inc. with the SEC by contacting VerifyMe, Inc. by mail at VerifyMe, Inc., 801 International Parkway, Fifth Floor, Lake Mary, Florida 32746, Attention: Corporate Secretary. Investors and stockholders are urged to read the Registration Statement and the other relevant materials when they become available and before making any investment decision with respect to the Merger.

Participants in the Solicitation

VerifyMe, Inc. and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from VerifyMe, Inc.’s stockholders with respect to the proposed transaction under the rules of the SEC. Information about VerifyMe, Inc.’s directors and executive officers and their ownership of VerifyMe, Inc.’s securities is set forth in VerifyMe, Inc.’s Annual Report on Form 10-K and VerifyMe, Inc.’s Definitive Proxy Statement on Schedule 14A, as well as other information VerifyMe, Inc. has or may file with the SEC from time to time. Additional information regarding the identity of participants in the solicitation of proxies, and a description of their direct or indirect interests in the proposed transaction, by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction when they become available.

Media Contact

Company: OpenWorld Ltd.

Email: openworld@wachsman.com